FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date July 6, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: July 6, 2006

NEWS RELEASE 06-17

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER ANNOUNCES RESULTS FOR 3 DIAMOND DRILL HOLES, INCLUDING 54.6 METERS GRADING 0.60% COPPER, 0.11 G/T GOLD, 8.7 G/T SILVER AND 0.64% ZINC

Tyler Resources Inc. is pleased to announce assay results for an additional 3 diamond drill holes at its Bahuerachi project, Chihuahua State, Mexico.

Assay results from diamond drill holes DDH-BAH-77, BAH-78 and BAH-83, which were drilled on section 8NE, continue to extend wide zones of porphyry and skarn related mineralization to the north. The discovery of wider zones of polymetallic porphyry-related skarn mineralization, including 54.6 meters at 0.60% copper, 0.11 g/t gold, 8.7 g/t silver, 0.64% zinc and 0.003 molybdenum, is a positive development in addition to the mineralized porphyry on this section.  This higher-grade skarn occurrence discovered by drilling did not outcrop and was therefore not anticipated in this area of the mineralized complex.

Results from drilling to date continue to confirm that the porphyry complex and related skarn system continues to the north and carries mineralization with open pit style potential.   Results are presented in the following table and discussed below.  A section for the drill holes as reported is posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Main Zone Drilling.

Significant intervals for drill holes DDH BAH-77, BAH-78, and BAH-83.

Hole	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-77 *	143	227	81.2(1)	0.26	0.03	4.7	tr	0.016	Sediments, skarn
BAH-78	169	410	209.15(2)	0.31	0.04	4.0	0.25	0.009	Marble, skarn, porphyry
including	209	283	54.6(3)	0.60	0.11	8.7	0.64	0.003	Skarn
including	215	218	3	0.23	0.80	21.7	7.59	tr	Skarn
BAH-83	5	409.5	336.9(4)	0.33	0.04	2.8	tr	0.008	Sediments, porphyry
including	31	53	22	0.83	0.06	2.9	tr	0.011	Sediments, porphyry
And	357	409.5	48.8(5)	0.52	0.02	6.0	tr	0.006	Porphyry

* Hole DDH-BAH-77 was lost before its target depth and was re-drilled as hole DDH-BAH-78 with a steeper dip.

(1)Excludes 2.8 meters of unmineralized dyke.

(2)Excludes 31.85 meters of unmineralized dykes.

(3)Excludes 19.4 meters of unmineralized dykes.

(4)Excludes 64.6 meters of unmineralized dykes and 3 meters of no core recovery.

(5) Excludes 3.7 meters of unmineralized dykes.

All holes are considered to be tests of true widths of mineralization.  Widths of unmineralized dykes, due to drilling direction, can be exaggerated by 10-20% (refer to sections).

News Release – July 6, 2006

Hole DDH-BAH-78 intersected 209.15 meters averaging 0.31% copper, 0.25% zinc, 0.04 g/t gold, 4.0 g/t silver and 0.009% molybdenum, excluding 31.85 meters of post mineral dikes.   Included in this interval is 54.6 meters averaging 0.60% copper, 0.64% zinc, 0.11 g/t gold and 8.7 g/t silver, excluding 19.4 meters of post mineral dikes.

Hole DDH-BAH-83 intersected 336.9 meters averaging 0.33% copper, 0.04 g/t gold, 2.8 g/t silver and 0.008% molybdenum, excluding 64.6 meters of post mineral dykes and a 3 meter interval of no core recovery.  This includes 22 meters averaging 0.83% copper, 0.06 g/t gold, 2.9 g/t silver, and 0.011% molybdenum.   Hole DDH-BAH-83 ended in mineralization within the Main Zone porphyry with the last 48.8 meters averaging 0.52% copper, 0.02 g/t gold, 6.0 g/t silver and 0.006% molybdenum, excluding one 3.7 meter wide post mineral dyke.

As drilling continues northwards in the Main Zone, a further positive development is the decrease of the overall amount and thickness of post-mineral dykes within the target area, as was expected from surface mapping.

Drilling in the Main Zone now continues to the north, towards and within the north porphyry lobe.  Drill holes RC-44, 45 and 46 and DDH-BAH-79, 81, 85, 86 and 88 have been completed.  Drilling in the Main Zone is continuing with RC-47 and diamond drill holes BAH-90, BAH-91 and BAH-93.

North Skarn Drilling

A total of 7 core holes and 4 short reverse circulation drill holes have been drilled into the North Skarn Zone, and the initial planned drill test of the zone is complete.  The core rig at North Skarn has been moved to the Main Zone while the North Skarn drill results are received, compiled, and interpreted.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is well financed and is currently conducting a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology and Cornell McDowell, B.Sc Geology, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR #06-17

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
RC 39/40
RC 38
RC 37
DDH-BAH 87
DDH-BAH 84
DDH-BAH 82
DDH-BAH 80
DDH-BAH 74
DDH-BAH 89
DDH-BAH 82
NORTH
North Porphyry
Colome Skarn Trend
RC 44
RC 45
RC 46
RC 47
DDH-BAH 86
DDH-BAH 85
DDH-BAH 90
DDH-BAH 88
DDH-BAH 91
DDH-BAH 77, 78
DDH-BAH 79, 81
DDH-BAH 83/D-49
DDH-BAH 93
D- 63
D- 59
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
Rc41
Rc30/42
Rc43
Rc31
Rc32-33
Rc34-35
Rc36
South/Goat Porphyry
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas

TYLER RESOURCES INC.
BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 8NE

DRILL HOLES 054BAH-49, 06BAH-77, 06BAH-78, and 06BAH-83 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-17

06BAH-78
06BAH-77
1000 m elev
81.2 meters @ 0.26% Cu 0.03 g/t Au 4.7 g/t Ag 0.016% Mo Excluding 2.8 meters unmineralized dykes
06BAH-83
05BAH-49
15 meters @ 0.23% Cu 3.0 g/t Ag 0.009% Mo
900 m elev
100.5 meters @ 0.48% Cu 0.05 g/t Au 2.3 g/t Ag 0.007% Mo
43.55 meters @ 0.75% Cu 0.05 g/t Au 3.2 g/t Ag 0.01% Mo
800 m elev
22 meters @ 0.83% Cu 0.06 g/t Au 2.9 g/t Ag 0.011% Mo
152.4 meters @ 0.13% Cu 0.02 g/t Au 1.5 g/t Ag 0.008% Mo
54.6 meters @ 0.60% Cu 0.11 g/t Au 8.7 g/t Ag 0.003% Mo 0.64% Zn Exluding 19.4 meters unmineralized dykes
336.9 meters @ 0.33% Cu 0.04 g/t Au 2.8 g/t Ag 0.008% Mo Excludes 64.6 meters unmineralized dykes
700 m elev
209.15 meters @ 0.31% Cu 0.04 g/t Au 4.0 g/t Ag 0.009% Mo 0.25% Zn Excluding 31.85 meters unmineralized dykes
600 m
48.8 meters @ 0.52% Cu 0.02 g/t Au 6.0 g/t Ag 0.006% Mo Excludes 3.7 meters unmineralized dykes
500 m elev
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Pyroxene dominated skarn
Garnet dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0 Scale 100 m